MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and six months ended June 30, 2022 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2022 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); and (iii) our related 2021 annual MD&A (“Annual MD&A”).
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, “expected capital expenditures” and “expected potential synergies from Norbord acquisition”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. The information in this MD&A is as at July 27, 2022 unless otherwise indicated.

OUR BUSINESS AND STRATEGY

West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills, 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In the first quarter of 2022, we joined the Science Based Targets Initiative (“SBTi”) demonstrating the Company’s commitment to sustainability leadership and contribution to global climate action, including setting specific science-based targets to achieve near-term greenhouse gas reductions across all our operations located in Canada, the U.S., the U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.56 million units in June 2022, with permits issued averaging 1.69 million units. While there are near-term headwinds to new home construction, owing in part to rising interest rates and the potential impact on housing affordability, low availability of homes for sale and changes in home ownership trends stemming from the COVID-19 pandemic are expected to support longer-term core demand for home construction activity. However, should interest rates continue to rise, housing affordability may be impacted, which could reduce near-term demand for new home construction and thus demand for our wood building products.
Demand for our products used in repair and remodelling applications had showed signs of easing late in the first quarter of 2022 as product prices approached record highs at the big box retailers, and this trend carried into the early part of the second quarter of 2022. This demand trend was similar to the slowdown in demand we saw unfold in late spring and early summer of 2021 when lumber and OSB prices were elevated. However, as prices for our wood products retreated from elevated levels through the second quarter of 2022, demand for those products experienced a healthy recovery. While there is risk of high inflation tempering near-term repair and remodelling demand, over the medium term an aging housing stock and durable work-from-home trends are expected to continue to drive renovation and repair spending that supports lumber, plywood and OSB demand.
Substantial Issuer Bid
On April 20, 2022, we commenced a substantial issuer bid (“2022 SIB”) under which the Company offered to purchase from shareholders for cancellation up to $1.25 billion of Common shares. The 2022 SIB was made by way of a “modified Dutch auction” procedure with a tender price range from $80.00 to $95.00 per share.
We took up and purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 SIB. The Common shares repurchased represented approximately 11.7% of the total number of West Fraser’s issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022. For the duration of the 2022 SIB, we suspended share repurchases under our current NCIB, but resumed repurchases after the expiration of the 2022 SIB.
As of July 26, 2022, we have repurchased for cancellation 36,745,718 of the Company’s Common shares since the closing of the Norbord acquisition on February 1, 2021 through the completion of the 2021 SIB and the 2022 SIB as well as normal course issuer bids, equalling 67% of the shares issued in respect of the Norbord Acquisition.

SECOND QUARTER RESULTS

Summary Results ($ millions)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Earnings
Sales	$2,887	$3,110	$5,997	$3,779	$6,122
Cost of products sold	(1,385)	(1,177)	(2,562)	(1,235)	(2,274)
Freight and other distribution costs	(275)	(220)	(495)	(238)	(419)
Export duties, net	(16)	(27)	(43)	(73)	(110)
Amortization	(144)	(157)	(301)	(162)	(284)
Selling, general and administration	(87)	(94)	(181)	(73)	(151)
Equity-based compensation	1	5	6	(12)	(19)
Impairment charges	—	(13)	(13)	—	—
Operating earnings	981	1,427	2,408	1,986	2,865
Finance expense, net	(3)	(7)	(10)	(20)	(33)
Other	24	—	24	—	4
Tax provision	(240)	(330)	(570)	(478)	(683)
Earnings	$762	$1,090	$1,852	$1,488	$2,153

Adjusted EBITDA[1]	$1,124	$1,592	$2,716	$2,160	$3,168
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20
Sales	$2,887	$3,110	$2,038	$2,358	$3,779	$2,343	$1,294	$1,268
Earnings	762	1,090	334	460	1,488	665	282	262
Basic EPS (dollars)	7.66	10.35	3.13	4.20	12.32	6.96	4.09	3.82
Diluted EPS (dollars)	7.59	10.25	3.13	4.20	12.32	6.96	4.09	3.82
The Norbord Acquisition led to incorporation of additional sales and earnings from our North America OSB and Europe EWP operations, which are reflected in our results from February 1, 2021 onwards. Pricing for our products reached record highs in Q2-21 before moderating in Q3-21. Pricing improved through Q4-21 and Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Decrease in earnings in Q2-22 is driven primarily by decreases in lumber and OSB pricing, offset in part by higher shipment volumes. Western Canada log costs and other input costs have increased significantly over the past two years, offsetting some of the pricing gains over this period.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Sales
Lumber	$1,229	$1,406	$2,635	$1,738	$2,936
Wood chips and other residuals	74	78	152	80	150
Logs and other	23	17	40	21	53
	1,326	1,501	2,827	1,839	3,139
Cost of products sold	(687)	(530)	(1,217)	(619)	(1,109)
Freight and other distribution costs	(128)	(97)	(225)	(118)	(209)
Export duties, net	(16)	(27)	(43)	(73)	(110)
Amortization	(44)	(46)	(90)	(39)	(78)
Selling, general and administration	(46)	(51)	(97)	(35)	(71)
Operating earnings	405	750	1,155	955	1,562
Finance expense, net	1	(6)	(5)	(5)	(10)
Other	8	(6)	2	(10)	(3)
Earnings before tax	$414	$738	$1,152	$940	$1,549

Adjusted EBITDA[1]	$449	$796	$1,245	$994	$1,640

SPF (MMfbm)
Production	691	701	1,392	867	1,705
Shipments	790	619	1,409	950	1,698
SYP (MMfbm)
Production	776	770	1,546	688	1,373
Shipments	809	750	1,559	678	1,319
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales for Q2-22 and YTD-22 were lower than comparative periods due primarily to lower product pricing. Higher shipment volumes compared to Q1-22 partially offset the impact of lower product pricing.
SPF shipment volumes increased compared to Q1-22 as constraints on transportation availability eased marginally towards the end of Q2-22. SPF shipment volumes were lower compared to Q2-21 and YTD-21 as we experienced a more pronounced shortage of railcars in 2022 and the availability of truck services was more limited in 2022.
SYP shipment volumes increased compared to Q1-22 due primarily to improved availability of truck services. Shipment volumes increased compared to Q2-21 and YTD-21 due primarily to the acquisition of the Angelina lumber mill in the fourth quarter of 2021 and ramp-up of production at our new lumber mill in Dudley, Georgia. Shipment volumes in YTD-21 were also impacted by a period of extreme weather conditions in the U.S. South, which contributed to the increase year over year.
The net volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $86 million compared to Q1-22, a decrease of $24 million compared to Q2-21, and a decrease of $27 million compared to YTD-21.
Lumber pricing decreased compared to Q1-22, Q2-21, and YTD-21 as buyers took a more cautious approach in anticipation of increased interest rates and higher inflation.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $365 million compared to Q1-22, a decrease of $461 million compared to Q2-21 and a decrease of $239 million compared to YTD-21.

SPF Sales by Destination	Q2-22		Q1-22		YTD-22		Q2-21		YTD-21
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	517	65%	410	66%	927	66%	615	65%	1,089	64%
Canada	235	30%	176	28%	411	29%	242	25%	421	25%
China	20	3%	10	2%	30	2%	46	5%	106	6%
Other	18	2%	23	4%	41	3%	47	5%	82	5%
	790		619		1,409		950		1,698
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to China was lower compared to prior year due to changes in pricing differentials between the North American and overseas markets. Additional restrictions implemented on Chinese ports and ongoing container shortages have also impacted port efficiency and caused diversions and re-routing of shipments.
Wood chip and other residual sales remained comparable to comparative periods.
Costs and Production
SPF production volumes were lower compared to Q2-21 and YTD-21 due primarily to reductions in operating schedules at our Western Canada locations to manage inventory levels as a result of constrained transportation availability. SPF production volumes were comparable versus Q1-22 as we ran at reduced operating schedules in both periods.
SYP production volumes increased compared to Q2-21 and YTD-21 due primarily to the acquisition of the Angelina lumber mill and ramp-up of production at our new lumber mill in Dudley, Georgia, which began producing in Q2-21. YTD-21 production volumes at certain of our locations were also adversely impacted by extreme winter conditions in the U.S. South. SYP production volumes were comparable versus Q1-22.
Costs of products sold were higher compared to all comparative periods due primarily to higher SPF and SYP log costs and inflation in manufacturing costs, principally higher energy costs in our U.S. operations compared to Q1-22 and higher supplies and materials, energy, and employee costs in both our Canadian and U.S. operations compared to Q2-21 and YTD-21. Higher shipment volumes compared to Q1-22 was also a contributing factor.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs in Q2-22 were higher compared to Q1-22 due primarily to higher log costs in Alberta and higher unabsorbed fixed costs during the period as logging was curtailed due to wet and inaccessible land conditions. Stumpage rates in Alberta increased during Q1-22 through to early Q2-22 as we accumulated log inventory. SPF log costs were higher than Q2-21 and YTD-21 due primarily to higher stumpage rates and increases in hauling and fuel costs in both B.C. and Alberta. Unit manufacturing costs were comparable to Q1-22 and higher compared to Q2-21 and YTD-21 due primarily to lower production in the current period and inflationary pressures on inputs.
SYP log costs were higher compared to all comparative periods due to increased competition for logs as sawmill production increased in the U.S. South. Manufacturing costs increased compared to Q1-22 due primarily to increases in energy costs. Manufacturing costs increased compared to Q2-21 and YTD-21 due to higher supplies and materials, energy, and employee costs.
Freight and other distribution costs were higher compared to the comparative periods. Freight and other distribution costs increased from Q1-22 due to increases in shipment volumes and higher fuel costs. Freight and other distribution costs increased compared to Q2-21 and YTD-21 due to higher fuel costs and higher trucking rates.
Export duty expense was lower than the comparative periods. The decrease in export duty expense compared to Q1-22 was due to a lower estimated ADD rate and lower pricing, offset in part by a higher volume of softwood lumber shipped to the U.S. The decrease in export duty expense compared to Q2-21 and YTD-21 was due primarily to lower pricing, a lower estimated ADD rate and lower CVD cash deposit rate.

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Cash deposits paid[1]	(46)	(36)	(82)	(55)	(84)
Adjust to West Fraser Estimated ADD rate[2]	30	9	39	(18)	(26)
Duty recovery (expense)	(16)	(27)	(43)	(73)	(110)
1.Represents combined CVD and ADD cash deposit rate of 8.97% from January 1, 2021 to December 1, 2021, 11.12% from December 2, 2021 to January 9, 2022, and 11.14% from January 10, 2022 to June 30, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 0.80% for Q2-22, 3.79% for Q1-22, and 4.09% for Q2-21 and YTD-21.
Amortization expense was comparable to Q1-22 and higher compared to Q2-21 and YTD-21 due primarily to incremental amortization relating to the acquired Angelina lumber mill.
Selling, general and administration costs were higher than the 2021 comparatives due primarily to updates in the allocation methodology for corporate overhead costs. Selling, general and administration costs were comparable to Q1-22.
Finance expense was comparable to comparative periods. Fluctuations in other income compared to both comparative quarters were due primarily to foreign exchange revaluations on the Canadian dollar monetary assets and liabilities held by our Canadian operations.
Earnings before tax for the Lumber Segment decreased by $324 million compared to Q1-22, decreased by $526 million compared to Q2-21 and decreased by $397 million compared to YTD-21 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $347 million compared to Q1-22, decreased by $545 million compared to Q2-21 and decreased by $395 million compared to YTD-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-22 to Q2-22	Q2-21 to Q2-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$796	$994	$1,640
Price	(365)	(461)	(239)
Volume	86	(24)	(27)
Changes in export duties	11	56	66
Changes in costs	(83)	(107)	(153)
Other	4	(9)	(42)
Adjusted EBITDA - current period	$449	$449	$1,245
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below.
On January 31, 2022, the USDOC released the preliminary results from AR3 POI covering the 2020 calendar year, which indicated a rate of 8.46% for CVD and 4.63% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR3 rates were to be confirmed, it would result in a U.S. dollar recovery of $43 million for the POI covered by AR3. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 13.09%.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[1]
January 1, 2020 - November 30, 2020	17.99%	n/a
December 1, 2020 - December 31, 2020	7.57%	n/a
AR4 POI[2]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021	5.06%	n/a
AR5 POI[3]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – June 30, 2022	5.08%	n/a
1.On January 31, 2022, the USDOC issued a preliminary CVD rate. The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until the third quarter of 2022.
2.The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
3.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[1]
January 1, 2020 - November 29, 2020	5.57%	n/a	3.40%
November 30, 2020 - December 31, 2020	1.40%	n/a	3.40%
AR4 POI[2]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021	6.06%	n/a	6.80%
AR5 POI[3]
January 1, 2022 - June 30, 2022	6.06%	n/a	0.80%
1.On January 31, 2022, the USDOC issued a preliminary ADD rate. The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until the third quarter of 2022.
2.The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
3.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.

Appeals
Our 2021 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Sales
OSB	$942	$1,019	$1,961	$1,301	$1,896
Plywood, LVL and MDF	219	190	409	274	454
Wood chips, logs and other	4	8	12	6	12
	1,165	1,217	2,382	1,581	2,362
Cost of products sold	(426)	(386)	(812)	(384)	(748)
Freight and other distribution costs	(90)	(71)	(161)	(72)	(120)
Amortization	(78)	(83)	(161)	(89)	(143)
Selling, general and administration	(26)	(30)	(56)	(19)	(35)
Operating earnings	545	647	1,192	1,017	1,316
Finance expense	(3)	(1)	(4)	(1)	(2)
Other	6	5	11	—	—
Earnings before tax	$548	$651	$1,199	$1,016	$1,314

Adjusted EBITDA[1]	$623	$730	$1,353	$1,106	$1,459

OSB (MMsf 3/8” basis)
Production	1,590	1,517	3,107	1,634	2,659
Shipments	1,568	1,429	2,997	1,585	2,595
Plywood (MMsf 3/8” basis)
Production	179	181	360	209	411
Shipments	166	167	333	213	404
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.
Sales and Shipments
Sales decreased compared to Q1-22 due primarily to lower OSB pricing, offset in part by increased OSB shipment volumes, and higher plywood and MDF pricing. OSB shipment volumes increased compared to Q1-22 due to an easing of the severity of the railcar shortages impacting our Western Canada and Ontario locations.
Sales decreased compared to Q2-21 due primarily to lower pricing for OSB products and plywood products. Sales increased compared to YTD-21 due to the inclusion of an additional month of OSB shipments, ramp-up of our Chambord OSB mill, and higher LVL and MDF pricing, offset by lower OSB and plywood pricing and the impacts of the aforementioned constraints on transportation availability.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $56 million compared to Q1-22, a decrease of $40 million compared to Q2-21, and an increase of $110 million compared to YTD-21.

North American OSB prices decreased through Q2-22 as buyers took a more cautious approach in anticipation of increased interest rates and higher inflation. Plywood and MDF pricing increased due to orders exceeding supply as supply chain constraints limited or delayed shipments.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $137 million compared to Q1-22, a decrease of $358 million compared to Q2-21 and a decrease of $150 million compared to YTD-21.
Costs and Production
OSB production volumes increased compared to Q1-22 as prior quarter production was adversely impacted by reductions in operating schedules to manage inventory levels as a result of transportation disruptions. Q2-22 benefited from an easing of railcar shortages and improved productivity.
OSB production volumes decreased compared to Q2-21 as we experienced a more pronounced shortage of railcars in 2022, offset in part by incremental production from the ramp-up of our Chambord mill. OSB production volumes increased versus YTD-21 due primarily to the inclusion of an additional month of production in 2022 and incremental production from the ramp-up of our Chambord mill, offset by the impacts of constraints on transportation availability in 2022.
Plywood production volumes were comparable to the prior quarter, and decreased compared to Q2-21 and YTD-21 due to production curtailments to manage inventory levels.
Our costs of products sold increased compared to Q1-22 due primarily to higher OSB shipment volumes and higher fibre and input costs. Resin costs accounted for the most significant component of input cost increases year over year, driven by constraints on availability. Our costs of products sold increased compared to Q2-21 due primarily to higher fibre and input costs, offset in part by improved productivity and continued ramp up of our Chambord mill.
Our costs of products sold increased compared to YTD-21 due to the inclusion of an additional month of OSB shipments as well as higher fibre and input costs, offset in part by lower plywood shipment volumes and the impact of a one-time charge of $86 million related to inventory purchase price accounting in Q1-21.
Freight and other distribution costs increased versus comparable periods. Variance versus Q1-22 was driven primarily by increases in OSB shipments. Freight and other distribution costs increased compared to prior year in part due to substitution of trucking services for rail services and the additional month of shipments in 2022. Higher fuel costs and overall inflationary pressures were also contributing factors for all comparative periods.
Amortization expense was comparable to Q1-22. Amortization expense decreased compared to Q2-21 as certain assets reached the end of their estimated useful lives. This also impacted the YTD-21 comparison, although overall amortization expense increased compared to YTD-21 due to the inclusion of an additional month of OSB results and amortization in relation to the idled OSB mill near Allendale, South Carolina.
Selling, general and administration costs were higher than Q2-21 and YTD-21 due to updates in the allocation methodology for corporate overhead costs. The inclusion of an additional month of OSB results was also a contributing factor to the increase of selling, general and administration expense compared to YTD-21. Selling, general and administration costs were comparable to Q1-22.
Finance expense was comparable to comparative periods. Fluctuations in Other relate primarily to intercompany transactions that eliminate upon consolidation through an offsetting balance in the Corporate & Other segment.
Earnings before tax for the NA EWP Segment decreased by $103 million compared to Q1-22, $468 million compared to Q2-21, and $115 million from YTD-21 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $107 million compared to Q1-22, $483 million compared to Q2-21, and $106 million from YTD-21. The following table shows the Adjusted EBITDA variance for the period. Our Adjusted EBITDA analysis includes OSB, plywood, LVL and MDF, as the OSB results were included in all comparative periods.

Adjusted EBITDA ($ millions)	Q1-22 to Q2-22	Q2-21 to Q2-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$730	$1,106	$1,459
Price	(137)	(358)	(150)
Volume	56	(40)	110
Changes in costs	(26)	(85)	(53)
Other	—	—	(13)
Adjusted EBITDA - current period	$623	$623	$1,353

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Sales	$213	$171	$384	$216	$393
Cost of products sold	(165)	(140)	(305)	(144)	(269)
Freight and other distribution costs	(44)	(37)	(81)	(37)	(70)
Amortization	(8)	(9)	(17)	(8)	(17)
Selling, general and administration	(7)	(9)	(16)	(10)	(18)
Impairment charges	—	(13)	(13)	—	—
Operating earnings	(11)	(37)	(48)	17	19
Finance expense	—	(1)	(1)	(1)	(3)
Other	3	—	3	2	3
Earnings (loss) before tax	$(8)	$(38)	$(46)	$18	$19

Adjusted EBITDA[1]	$(3)	$(15)	$(18)	$25	$36

Pulp (Mtonnes)
Production	245	219	464	288	564
Shipments	256	239	495	279	555
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales increased compared to Q1-22 due primarily to increases in shipment volume and pulp pricing. Sales were comparable to Q2-21 and YTD-21, as increased pulp pricing was offset by lower shipment volumes.
Pulp shipments were higher than production during Q2-22 and increased compared to Q1-22, as the transportation issues faced in the previous two quarters eased. Pulp shipments decreased compared to Q2-21 and YTD-21 in-line with reduced production, as discussed below.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA by $2 million compared to Q1-22, resulted in a decrease of $4 million compared to Q2-21 and a decrease of $7 million compared to YTD-21.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $29 million compared to Q1-22, $17 million compared to Q2-21, and $35 million compared to YTD-21.
Costs and Production
Pulp production increased compared to Q1-22. Production increased as the prior quarter was impacted by reductions in operating schedules to manage inventory levels as a result of transportation disruptions. The impact of higher operating schedules was offset in part by planned annual maintenance shutdowns for 3 of our 4 pulp mills.

Pulp production decreased compared to Q2-21 as our Hinton mill was impacted by an annual maintenance shutdown in Q2-22, whereas the comparable shutdown took place in Q3-21 last year. Pulp production decreased compared to YTD-21 due primarily to the reductions in operating schedules in Q1-22 and the planned maintenance shutdowns in Q2-22.
Costs of products sold increased compared to comparative periods. Costs of products sold increased compared to Q1-22 due to higher shipments, expenditures related to planned annual maintenance shutdowns, and higher energy and chemical costs. Costs of products sold increased compared to Q2-21 and YTD-21 due primarily to higher energy, maintenance, and chemical costs. Lower shipment volumes compared to Q2-21 and YTD-21 provided an offsetting effect.
Freight and other distribution costs increased compared to comparative periods. Costs were higher compared to Q1-22 due to higher shipment volumes and higher fuel costs. Costs were higher compared to Q2-21 and YTD-21 due to substitution of trucking services for rail services, higher fuel and other costs as international supply chains adjusted to post-COVID-19 demand levels. Lower shipment volumes compared to YTD-21 provided an offsetting effect.
Amortization, selling, general, and administration costs, finance expense, and other were similar to comparative periods.
A $13 million impairment charge was recorded in Q1-22 relating to equipment that will be permanently decommissioned as part of the transition of the pulp mill in Hinton, Alberta to UKP. The planned conversion to UKP remains on track.
Earnings before tax for the Pulp & Paper Segment increased by $30 million compared to Q1-22, decreased by $26 million compared to Q2-21, and decreased by $65 million from YTD-21, and due to the reasons discussed above.
Adjusted EBITDA for the Pulp & Paper Segment increased by $12 million compared to the previous quarter, decreased by $28 million compared to Q2-21, and decreased by $54 million from YTD-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-22 to Q2-22	Q2-21 to Q2-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$(15)	$25	$36
Price	29	17	35
Volume	2	(4)	(7)
Changes in costs	(15)	(33)	(64)
Other	(4)	(8)	(18)
Adjusted EBITDA - current period	$(3)	$(3)	$(18)

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Sales	$207	$241	$448	$178	$290
Cost of products sold	(131)	(141)	(272)	(123)	(210)
Freight and other distribution costs	(13)	(15)	(28)	(11)	(20)
Amortization	(12)	(17)	(29)	(24)	(41)
Selling, general and administration	(9)	(7)	(16)	(5)	(10)
Operating earnings	42	61	103	15	9
Finance expense	2	(2)	—	(1)	(1)
Other	1	—	1	—	—
Earnings before tax	$45	$59	$104	$14	$8

Adjusted EBITDA[1]	$54	$78	$132	$39	$50

OSB (MMsf 3/8” basis)
Production	281	281	562	318	522
Shipments	278	296	574	307	533

USD - GBP exchange rate
Closing rate	0.8224	0.7612	0.8224	0.7237	0.7237
Average rate	0.7961	0.7451	0.7698	0.7151	0.7202
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective February 1, 2021. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Product pricing in local currency terms increased compared to Q1-22, although sales decreased compared to Q1-22 due to the strengthening of the USD against the GBP and lower shipment volumes. Sales increased compared to Q2-21 due to higher product pricing, offset by lower shipment volumes. Sales increased compared to YTD-21 due to higher product pricing and higher shipment volumes.
Shipment volumes in Q2-22 decreased versus comparative quarters due to reductions in operating schedules to balance inventory as sales demand in Europe softened. Shipment volumes increased compared to YTD-21 due primarily to the inclusion of an additional month of shipments.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $21 million compared to Q1-22, a decrease of $14 million compared to Q2-21 and an increase of $14 million compared to YTD-21.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $13 million compared to Q1-22, an increase of $74 million compared to Q2-21 and an increase of $145 million from YTD-21. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other.
Costs and Production

Production was comparable to the previous quarter. Production volumes decreased compared to Q2-21 due to the impacts of reductions in operating schedules described above. Production volumes increased compared to YTD-21 due to the inclusion of an additional month of production in 2022.

Costs of products sold decreased compared to Q1-22 due primarily to lower shipment volumes. Costs of products sold increased compared to Q2-21 and YTD-21 due partially to increases in input costs. Energy and resin costs accounted for the most significant components of input cost increases year over year, driven by constraints on availability and increasing natural gas costs. The inclusion of an additional month of shipments and the offsetting impact of a one-time charge of $7 million related to inventory purchase price accounting in Q1-21 were also contributing factors to the variance to YTD-21.

Freight and other distribution costs generally trended with changes in shipment volumes. Costs were higher compared to prior year and the previous quarter due primarily to the impact of increased fuel prices.
Selling, general and administration costs increased compared to YTD-21 due primarily to the inclusion of an additional month of results.
Amortization decreased compared to Q1-22 and Q2-21 as certain assets reached the end of their estimated useful lives. Amortization decreased compared to YTD-21 due to this impact, offset by the inclusion of an additional month of results.

Finance expense and Other were comparable to comparative periods.
Earnings before tax for the Europe EWP Segment decreased by $14 million compared to Q1-22, increased by $31 million compared to Q2-21 and increased by $96 million from YTD-21 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $24 million compared to Q1-22, increased by $15 million compared to Q2-21 and increased by $82 million from YTD-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-22 to Q2-22	Q2-21 to Q2-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$78	$39	$50
Price	13	74	145
Volume	(21)	(14)	14
Changes in costs	(11)	(41)	(73)
Other	(5)	(4)	(4)
Adjusted EBITDA - current period	$54	$54	$132

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q2-22 was $87 million (Q1-22 - $94 million and Q2-21 - $73 million). Selling, general and administration costs for YTD-22 was $181 million (YTD-21 - $151 million).
Selling, general and administration costs increased compared to Q2-21 due to higher salaries and wages, and higher professional fees relating to ongoing integration activities. Selling, general and administration costs increased compared to YTD-21 due to higher salaries and wages, higher professional fees relating to ongoing integration activities, and the inclusion of an additional month of operating expenses relating to our OSB team. Selling, general and administration costs in YTD-21 included professional fees incurred for the Norbord Acquisition, which partially offset the aforementioned increase.
Selling, general and administration expenses related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which had been partially hedged by an equity derivative contract. The equity derivative matured in December 2021 and was closed out. Our Plans and our equity derivative contract are fair valued at each period-end, and the resulting expense or recovery is recorded over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a recovery of $1 million during Q2-22 (Q1-22 - recovery of $5 million; Q2-21 - expense of $12 million) and a recovery of $6 million during YTD-22 (YTD-21 - expense of $19 million). The recoveries in the current quarter and YTD-22 reflects a decrease in our share price during those periods.
Finance expense, net
Finance expense, net includes interest recognized on our duty deposits as discussed under “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. The paragraph below discusses finance expense, net on a consolidated basis.
Finance expense, net decreased compared to Q1-22 due to higher interest income on our short-term investments. Finance expense, net was higher in Q2-21 and YTD-21 due to additional interest incurred on the Norbord senior notes for the two months following the Norbord Acquisition. The Norbord senior notes were redeemed in Q2-21.
Other
Other income of $6 million was recorded for our Corporate & Other segment in Q2-22 (Q1-22 - other income of $1 million; Q2-21 - other income of $8 million). Other income of $7 million was recorded for our Corporate & Other segment in YTD-22 (YTD-21 - other income of $4 million).
Other income for the current period relates primarily to mark-to-market gains on our interest rate swap contracts and foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities.
Other related to our operating segments are discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Income tax
Q2-22 results include an income tax expense of $240 million, compared to $330 million in Q1-22 and $478 million in Q2-21, resulting in an effective tax rate of 24% in the current quarter compared to 23% in Q1-22 and 24% in Q2-21.

YTD-22 income tax expense is $570 million compared to $683 million for YTD-21, resulting in effective tax rates of 24% and 24% respectively.
Other comprehensive earnings – translation of foreign operations
We have operations in the U.K. and Belgium, so any change in the value of the British pound sterling or Euro relative to the value of the USD results in the revaluation of our European EWP operations’ assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.
We recorded a translation loss of $51 million during Q2-22 (Q1-22 - translation loss of $20 million; Q2-21 - nil) and a translation loss of $71 million during YTD-22 (YTD-21 - translation gain of $1 million).
In general, a strengthening (weakening) of the USD against the British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter and YTD-22 reflects a strengthening of the USD against both the British pound sterling and Euro.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in note 8 to our Interim Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.
We recorded an after-tax actuarial gain of $69 million during Q2-22 (Q1-22 - after-tax actuarial gain of $94 million; Q2-21 - after-tax actuarial loss of $4 million) and an after-tax actuarial gain of $163 million during YTD-22 (YTD-21 - after-tax actuarial gain of $85 million).
The gains in Q2-22 and YTD-22 reflect an increase in the discount rate used to calculate plan liabilities offset in part by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium- and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium-term, we expect that an aging housing stock, lagging completions of previously started new home construction and greater acceptance of work-from-home practices may offset near-term headwinds and drive repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer-term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant demand growth driver for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts averaged 1.56 million units in June 2022, with permits issued averaging 1.69 million units, according to the U.S. Census Bureau. However, demand for new home construction and for our wood building products may be reduced in the near-term should interest rates continue to rise and consumer sentiment and housing affordability continue to be impacted.
The demand for our European products is also expected to remain robust over the longer-term as use of OSB as an alternative to plywood continues to grow, and an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. While near-term challenges, including rising interest rates, ongoing geopolitical developments and inflationary pressures akin to those we are seeing in North America may cause a temporary slowing of demand for our products in Europe, we are confident that we will be able to navigate through these periods and capitalize on opportunities for long-term growth ahead.

Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. Pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in Asia and greater substitution of single-use plastics that are subject to increasing risk from government restrictions. In the near-term, pulp supply remains challenged to meet demand and exports are expected to be challenged by domestic and international transportation constraints. Further, as a result of reduced sawmill production in 2022, which was caused by transportation shortfalls and reduced access to fibre, we may need to adjust operating schedules at our pulp mills owing to fibre availability constraints. Earlier this year we announced the planned transition of production to UKP at our pulp mill in Hinton, Alberta by the end of 2022, offering environmental benefits such as reduced greenhouse gas emissions, water use, air emissions and waste generation and elimination of chlorine dioxide emissions. Demand for UKP is expected to benefit from an increasing global shift away from single-use plastics to increasing usage of UKP in cardboard packaging, paper grocery bags and other specialty products.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC published the final rates for Administrative Review 2 (AR2) in Q4-21. The preliminary determination of AR3 duty rates was issued in Q1-22 and they are expected to be finalized in August 2022. AR4 commenced in March 2022, with final rates expected in August 2023. Additional details can be found under the section “Discussion & Analysis by Product Segment – Lumber Segment - Softwood Lumber Dispute".
Operations
Our operations and results could be negatively affected by increases in interest rates, the availability of transportation, softening demand, the availability of labour due to the continuing impacts of COVID-19, disruption to the global economy resulting from the conflict in the Ukraine, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.
The extent of the transportation challenges experienced in Western Canada thus far in 2022 continues to be more acute and of longer duration than originally anticipated, therefore we now expect our SPF lumber shipments for 2022 to be closer to the bottom end of the guidance range of approximately 2.8 to 3.0 billion board feet. We reiterate expectations for our 2022 SYP shipments to be approximately 3.0 to 3.2 billion board feet. On July 1, 2022, stumpage rates increased in B.C. due to the market-based adjustments related to lumber costs, although in the current commodity price environment, B.C. stumpage rates are expected to decrease later in the year. We continue to expect modest log cost inflation in the U.S. South in 2022.
In our NA EWP segment, we expect OSB shipments to increase in 2022 as we account for a full year of contribution from Norbord, recapture production and shipments lost due to temporary disruptions to our operations in 2021, and as we continue to ramp operations at our Chambord OSB mill. However, transportation and logistics constraints across North America remain challenging and demand for our products is showing signs of slowing, and as such we now expect OSB shipments in 2022 to be approximately 5.9 to 6.2 billion square feet (3/8-inch basis), down modestly from our original guidance of 6.1 to 6.4 billion square feet (3/8-inch basis). We also continue to expect that input costs for the NA EWP business will remain elevated in the near-term, due primarily to high energy and resin costs. Work at the Allendale OSB facility is ongoing to prepare the mill for an eventual re-start when warranted by customer demand. However, due to inflationary cost pressures and supply chain challenges the capital investment is expected to increase approximately 10% from the original estimate of approximately $70 million and project completion has been shifted to the end of the first quarter of 2023.
We do not expect to increase our Pulp & Paper segment shipments in 2022.
In our Europe EWP segment we reduce expectations for OSB shipments and now project them to be approximately 1.0 to 1.2 billion square feet (3/8-inch basis) in 2022, down slightly from our original guidance of 1.1 to 1.3 billion square feet (3/8-inch basis). Input costs for the Europe EWP business are expected to remain elevated in the near-term, due primarily to higher energy and resin costs.

Across much of our supply chain, we continue to experience greater than usual inflationary cost pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy. We expect these cost pressures and availability constraints to remain elevated through 2022.
Availability of rail service, adverse weather conditions, operator shortages and the backlog from disruptions in prior quarters have all negatively impacted our ability to ship our products in a timely manner. While these shipping constraints in Western Canada have improved, challenges persist in the early part of the third quarter and shipment volumes in Western Canada remain below year-ago levels. Though we continue to seek out and utilize alternative transportation routes and methods, to the extent they are available, to continue servicing customers, the magnitude and duration of the impact from these multiple disruptions and constraints to transportation availability remains uncertain. In light of these challenges, continued and potential further reduction of operating schedules across our manufacturing network in order to manage inventory levels, raw material supplies and our integrated fibre supply chain may be required. At the current time, it is not possible to estimate when full transportation services will be available or when the backlogs resulting from the interruptions will be cleared and we will be able to return to operating a full schedule or clearing the backlog of delayed shipments.
Norbord Integration
The integration of the Norbord business continues to be a Company focus and is progressing well. We remain on track to achieve targeted annual synergies of $61 million by the end of 20221.
Cash Flows
We are anticipating levels of operating cash flows and available liquidity to support our capital spending estimate. Based on our current outlook, assuming no deterioration in market conditions during the year and no additional lengthening of lead times for projects underway or planned, we continue to anticipate that we will invest approximately $500 to $600 million in 20221. However, given the rate of 2022 capital spending to-date we now expect full year capital expenditures to be nearer the bottom end of the guidance range.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
We are authorized under our NCIB, which expires in February 2023, to purchase up to 10,194,000 Common shares of the Company. As of July 26, 2022, 7,197,924 have been repurchased, leaving 2,996,076 available to purchase at our discretion until the expiry of the NCIB.
During Q2-22, we took up and purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the SIB, which was paid from cash on hand.
As of July 26, 2022, we have repurchased for cancellation 36,745,718 of the Company’s Common shares since the closing of the Norbord acquisition on February 1, 2021 through the completion of the 2021 SIB and the 2022 SIB as well as normal course issuer bids, equalling 67% of the shares issued in respect of the Norbord Acquisition.
During Q2-22, we increased our quarterly dividend to $0.30 per share from $0.25 per share. We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	June 30, 2022	December 31, 2021
Available liquidity
Cash and short-term investments	$1,281	$1,568
Operating lines available (excluding newsprint operation)	1,053	1,025
Available liquidity	2,334	2,593

Total debt to total capital	7%	7%
Net debt to total capital	(10%)	(16%)

Credit Facilities

As at June 30, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $18 million (£15 million) credit facility dedicated to our European operations, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at June 30, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option.

In addition, we have credit facilities totalling $135 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $61 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a $200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or London Inter-bank Offered Rate (“LIBOR”) Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a $100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our $100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of $100 million, resulting in a fixed interest rate of 0.51% through August 2024. These swap agreements fix the interest rate on the $200 million 5-year term loan floating rate debt discussed above.

Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at July 27, 2022.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 84,270,012 Common shares and 2,281,478 Class B Common shares for a total of 86,551,490 shares issued and outstanding as at July 26, 2022.
Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Our Common shares are listed for trading on the TSX and on the NYSE under the symbol WFG.
Share Repurchases

Normal Course Issuer Bid

On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. We have entered into an automatic share purchase plan with our broker, which enables us to provide standard instructions and purchase Common shares on the open market during self-imposed blackout periods.
For the six months ended June 30, 2022, we repurchased 6,694,346 Common shares at an average price of $83.76 per share under our NCIB programs.
Substantial Issuer Bid
On April 20, 2022, we commenced the 2022 SIB under which the Company offered to purchase from shareholders for cancellation up to $1.25 billion of Common shares. The 2022 SIB was made by way of a “modified dutch auction” procedure with a tender price range from $80.00 to $95.00 per share.
We took up and purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 SIB. The Common shares repurchased represented approximately 11.7% of the total number of West Fraser’s issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022. For the duration of the 2022 SIB, we suspended share repurchases under our current NCIB, but resumed repurchases after the expiration of the 2022 SIB.

The following table shows our purchases under our NCIB and SIB programs in 2021 and 2022:

Share repurchases (number of common shares and price per share)	Common Shares	Average Price in USD
NCIB: February 17, 2021 to December 31, 2021	7,059,196	$74.60
2021 SIB: August 20, 2021	10,309,278	$76.84
NCIB: January 1, 2022 to June 30, 2022	6,694,346	$83.76
2022 SIB: June 7, 2022	11,898,205	$95.00
Share Options
As at July 26, 2022, there were 917,745 share purchase options outstanding with exercise prices ranging from CAD$31.77 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

	Three Months Ended		Six Months Ended
Cash Flow Statement ($ millions - cash provided by (used in))	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Cash provided by operating activities
Earnings	$762	$1,488	$1,852	$2,153
Adjustments
Amortization	144	162	$301	$284
Impairment charges	—	—	13	—
Finance expense, net	3	20	10	33
Foreign exchange (gain) loss	(19)	(4)	(12)	2
Export duty	(30)	17	(39)	25
Retirement benefit expense	26	17	47	42
Contributions to retirement benefit plans	(18)	(13)	(37)	(26)
Tax provision	240	478	570	683
Income taxes paid	(388)	(252)	(844)	(498)
Other	(11)	4	(8)	4
Changes in non-cash working capital
Receivables	222	(95)	(65)	(267)
Inventories	263	172	(37)	(49)
Prepaid expenses	(42)	(34)	(39)	(38)
Payables and accrued liabilities	(88)	(74)	(85)	—
	1,064	1,886	1,627	2,348
Cash used for financing activities
Repayment of long-term debt	—	(665)	—	(667)
Repayment of lease obligations	(5)	(3)	(10)	(5)
Make-whole premium paid	—	(60)	—	(60)
Finance expense paid	(9)	(22)	(11)	(25)
Financing fees paid	—	—	—	(3)
Repurchase of Common shares for cancellation	(1,475)	(233)	(1,664)	(326)
Issuance of Common shares	—	2	—	7
Dividends paid	(26)	(19)	(47)	(30)
	(1,515)	(1,000)	(1,732)	(1,109)

Cash provided by (used for) investing activities
Acquired cash and short-term investments from Norbord Acquisition[1]	—	—	—	642
Additions to capital assets	(88)	(66)	(181)	(128)
Other	2	2	3	4
	$(86)	$(64)	(178)	518

Change in cash	$(537)	$822	(283)	1,757
1.The Norbord Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow statement.

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to comparative periods were lower earnings and higher income tax payments, offset by changes in working capital.
Earnings were lower in Q2-22 and YTD-22 versus comparative periods due primarily to lower product pricing and higher costs.

Income tax payments were higher in YTD-22 primarily due to income tax payments made in respect of 2021 results. As current year tax instalments for Canada are based on prior year’s earnings, the instalments made towards the 2022 tax period are higher than those instalments made in 2021, which were based on 2020 earnings. In addition, a significant top-up payment was required for 2021 during Q1-22. Of the total $844 million in income tax payments (net of refunds) paid in YTD-22, $345 million was attributable to satisfying the estimated tax liability owed on 2021 earnings.
Working capital decreased in Q2-22 due primarily to decreases in accounts receivable and inventory. Accounts receivable decreased due to lower product pricing.
The current quarter inventory change is driven primarily by reduced logging activities in the second quarter as log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations and is typically consumed in the spring and summer months when logging is curtailed due to wet and inaccessible land conditions. Inventory also decreased as we worked through inventory backlogs that had built up as a result of the transportation disruptions in Q4-21 and Q1-22.
The year-to-date inventory change is driven primarily by seasonal increases in finished goods inventory, in particular in the NA EWP segment, and increases in raw materials and supplies inventory as a result of inflationary pressures, offset by reductions in log inventory as described above.
Financing Activities
Cash used in financing activities in Q2-22 increased compared to Q2-21 due primarily to additional common share repurchases and higher dividends paid, offset by lower repayments of long-term debt.
In Q2-21, we completed the early redemption of Norbord’s 2023 and 2027 Notes. No repayments of long-term debt took place in the current year.
We returned a total of $1,475 million and $1,664 million for the three and six months ended June 30, 2022 respectively to our shareholders through Common shares repurchased under our NCIB and SIB programs. The increase over the $233 million and $326 million we returned through these programs in the three and six months ended June 30, 2021 respectively relates primarily to the impact of our 2022 SIB.
We also returned a total of $26 million and $47 million for the three and six months ended June 30, 2022 respectively to our shareholders through dividend payments, an increase over the $19 million and $30 million paid for the three and six months ended June 30, 2021. The increase compared to Q2-21 is due to an increase in the dividend amount per share, offset in part by a decrease in the number of shares outstanding. The increase compared to YTD-21 is due primarily to an increase in the dividend amount per share and additional shares issued in relation to the Norbord Acquisition after the January 2021 dividend payment.
Investing Activities
The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash was included in investing activities in the YTD-21 comparative figure above.

Capital expenditures of $88 million in Q2-22 and $181 million YTD-22 (Q2-21 - $66 million, YTD-21 - $128 million) reflect our philosophy of continued reinvestment in our mills.

Capital Expenditures ($ millions)	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Segment	2022	2021	2022	2021
Lumber	$25	$26	$58	$60
North America EWP	44	29	102	49
Pulp & Paper	13	6	14	10
Europe EWP	5	4	6	8
Corporate	1	1	1	1
Total	$88	$66	$181	$128

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Internal Controls and Procedures
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
There has been no change in our internal controls over financial reporting that occurred during the three months ended June 30, 2022, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures

Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures and expected potential synergies from the Norbord Acquisition (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as segment earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q2-22	Q1-22	YTD-22	Q2-21	YTD-21
Earnings	$762	$1,090	$1,852	$1,488	$2,153
Finance expense, net	3	7	10	20	33
Tax provision	240	330	570	478	683
Amortization	144	157	301	162	284
Equity-based compensation	(1)	(5)	(6)	12	19
Impairment charges	—	13	13	—	—
Other	(24)	—	(24)	—	(4)
Adjusted EBITDA	$1,124	$1,592	$2,716	$2,160	$3,168

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that segment earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Quarterly Adjusted EBITDA by Segment ($ millions)

Q2-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$414	$548	$(8)	$45	$3	$1,002
Finance expense, net	(1)	3	—	(2)	3	3
Amortization	44	78	8	12	2	144
Equity-based compensation	—	—	—	—	(1)	(1)
Other	(8)	(6)	(3)	(1)	(6)	(24)
Adjusted EBITDA by segment	$449	$623	$(3)	$54	$1	$1,124

Q1-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$738	$651	$(38)	$59	$10	$1,420
Finance expense, net	6	1	1	2	(3)	7
Amortization	46	83	9	17	2	157
Equity-based compensation	—	—	—	—	(5)	(5)
Impairment charges	—	—	13	—	—	13
Other	6	(5)	—	—	(1)	—
Adjusted EBITDA by segment	$796	$730	$(15)	$78	$3	$1,592

YTD-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$1,152	$1,199	$(46)	$104	$13	$2,422
Finance expense, net	5	4	1	—	—	10
Amortization	90	161	17	29	4	301
Equity-based compensation	—	—	—	—	(6)	(6)
Impairment charges	—	—	13	—	—	13
Other	(2)	(11)	(3)	(1)	(7)	(24)
Adjusted EBITDA by segment	$1,245	$1,353	$(18)	$132	$4	$2,716

Q2-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$940	$1,016	$18	$14	$(22)	$1,966
Finance expense, net	5	1	1	1	12	20
Amortization	39	89	8	24	2	162
Equity-based compensation	—	—	—	—	12	12
Other	10	—	(2)	—	(8)	—
Adjusted EBITDA by segment	$994	$1,106	$25	$39	$(4)	$2,160

YTD-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	1,549	1,314	19	8	(54)	2,836
Finance expense, net	10	2	3	1	17	33
Amortization	78	143	17	41	5	284
Equity-based compensation	—	—	—	—	19	19
Other	3	—	(3)	—	(4)	(4)
Adjusted EBITDA by segment	$1,640	$1,459	$36	$50	$(17)	$3,168
Available liquidity
Available liquidity is the sum of our cash and short-term investments and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	June 30, 2022	December 31, 2021
Cash and short-term investments	$1,281	$1,568
Operating lines available (excluding newsprint operation)[1]	1,053	1,025
	2,334	2,593
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,334	$2,593
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	June 30, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	34	28
Current and long-term debt	501	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	61	65
Total debt	596	595
Shareholders’ equity	7,856	7,656
Total Capital	$8,452	$8,251
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any interest rate swap liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and short-term investments.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	June 30, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	34	28
Current and long-term debt	501	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	61	65
Total debt	596	595
Cash and short-term investments	(1,281)	(1,568)
Open letters of credit	(61)	(65)
Interest rate swaps	—	(1)
Cheques issued in excess of funds on deposit	—	—
Net Debt	(746)	(1,039)
Shareholders’ equity	7,856	7,656
Total Capital	$7,110	$6,617
Net debt to capital	(10%)	(16%)
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the upcoming year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Expected synergies from the Norbord Acquisition

This measure represents our best estimate of the expected revenue and cost synergies from integrating our operations with Norbord. Synergies are being realized from reduced corporate overhead costs, the optimization of sales and transportation, procurement savings and the sharing of operational best practices. This measure assumes we are able to realize the aforementioned anticipated revenue and cost synergies from integrating our operations with Norbord. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
Angelina	Angelina Forest Products LLC
Angelina Acquisition	Acquisition of Angelina Forest Products LLC on December 1, 2021
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America engineered wood products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-22 or Q1-21	three months ended March 31, 2022 or 2021 and for balance sheet amounts as at March 31, 2022 or 2021
Q2-22 or Q2-21	three months ended June 30, 2022 or 2021 and for balance sheet amounts as at June 30, 2022 or 2021

Q3-22 or Q3-21	three months ended September 30, 2022 or 2021 and for balance sheet amounts as at September 30, 2022 or 2021
Q4-22 or Q4-21	three months ended December 31, 2022 or 2021 and for balance sheet amounts as at December 31, 2022 or 2021
SEDAR	System for Electronic Document Analysis and Retrieval
2021 SIB	Our substantial issuer bid completed in August 2021
2022 SIB	Our substantial issuer bid completed in June 2022
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
YTD-21	Six months ended June 30, 2021
YTD-22	Six months ended June 30, 2022
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Corporate Strategy	our corporate strategy and objectives to maintain a strong balance sheet and liquidity profile, to maintain a leading cost position and to return capital to shareholders science-based targets to achieve near-term greenhouse gas reductions across all our operations
Recent Developments – Markets	impact of interest rates and inflationary pressures on demand for lumber and OSB, and expectations regarding near, medium and longer-term core demand
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of duty rates
Business Outlook – Markets
market conditions, demand for our products over the near, medium and longer-term, impacts of interest rates, Ukraine conflict, inflationary pressures, including increases in energy prices, transportation constraints, and final AR3 and AR4 duty rates

Business Outlook – Operations
production levels, projected SPF and SYP lumber shipments, including the ability to recapture lost 2021 production and shipments in 2022, projected OSB shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy and the timing for resumption of full transportation services; the timing and costs of the restart of the Allendale OSB facility

Business Outlook – Norbord Integration	expected synergies from Norbord integration
Business Outlook – Cash Flows	projected cash flows from operations and available liquidity, projected capital expenditures, strategic growth opportunities, expected continuity of dividends and share repurchases

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services and the timing of the resolution of transportation constraints in Western Canada;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed and the ultimate costs of these investments may be increased as a result of inflation;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our ability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•changes in government policy and regulation, including against taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•effects of currency exposures and exchange rate fluctuations;

•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the risks and uncertainties described in our 2021 Annual MD&A and Q2 2022 MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.